Exhibit 99.1

Scotiabank submits a binding offer to BBVA to acquire its shares in BBVA Chile

TORONTO and NEW YORK, Nov. 28, 2017 /CNW/ - Scotiabank announced today that it has submitted a binding offer to acquire Banco Bilbao Vizcaya Argentaria, S.A.'s (BBVA) shares in BBVA Chile, which BBVA is willing to accept if BBVA's minority partner, the Said family, does not exercise its Right of First Refusal under the shareholders agreement between BBVA and the Said family.

BBVA owns 68.19% of BBVA Chile and the Said family owns 31.62% of BBVA Chile. Scotiabank has offered to acquire BBVA's interests in BBVA Chile, and certain subsidiaries, for approximately US$2.2 billion (CAD$2.9 billion).

This transaction is in line with Scotiabank's strategy to increase scale within the Chilean banking sector and the Pacific Alliance countries. It will double Scotiabank's market share in Chile to approximately 14%, and make Scotiabank the 3rd largest non-state owned bank in the country.  If the transaction is completed, Scotiabank's Common Equity Tier 1 capital ratio will be impacted by approximately 100 basis points.

Pursuant to the mandatory tender offer for all the shares of BBVA Chile required under Chilean law or the Said family's tag-along rights under the shareholders agreement of BBVA Chile, the Said family has the right to sell its shares of BBVA Chile on the same basis to Scotiabank.  Scotiabank's Common Equity Tier 1 capital ratio would be impacted by approximately 135 basis points, if the transaction is completed and the Said family tenders/sells all of its shares to Scotiabank.

About BBVA Chile and Scotiabank Chile (September 2017 and in Canadian dollar equivalent):

	Scotiabank Chile	BBVA Chile
Total Assets	$ 26 bn	$ 29 bn
Total Net Loans	$ 20 bn	$ 19 bn
Employees	3,700	4,000
Branches	89	127

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $906 billion (as at July 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/November2017/28/c6564.html

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For further information: For media enquiries: Marcelo Gomez-Wiuckstern, Global Communications, 416-933-1344, Marcelo.gomez-wiuckstern@scotiabank.com; Investor Relations: Adam Borgatti, 416-866-5042, adam.borgatti@scotiabank.com

CO: Scotiabank

CNW 01:21e 28-NOV-17